Industrial Services of America, Inc.

7100 Grade Lane, P.O. Box 32428

Louisville, Kentucky  40232

Telephone:  (502) 366-3452

December 4, 2007

Kevin Woody

Branch Chief

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0306

Washington, D.C. 20549

Re:      Industrial Services of America, Inc.
Form 10-K for the fiscal year ended December 31, 2006
Filed March 27, 2007

Dear Mr. Woody:

This letter is in response to your comment contained in your letter dated November 19, 2007 regarding the above referenced filings of Form 10-K.

Form 10-K for the year ended December 31, 2006

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

1.   COMMENT: We have reviewed your response to our prior comment one.  Please tell us how you determined that you were relieved of your obligation for this liability.  Please reference the accounting literature relied upon.

      RESPONSE:  The accounting literature we relied upon was SFAS No. 5, Accounting for Contingencies.  We accrued the costs of goods sold in the month the services were performed and delivered based on the billing assessed as probable at the time of service and the amount that could be estimated based on our past experience.  We do not have contracts with our third party suppliers.  We also did not receive billings from the third party suppliers at the time of service.  Our detailed analysis of the prior five year history of third party supplier billing showed that approximately 99% of third party supplier billing would be received within an 18-month window.  Based on this detailed analysis, we have reduced our cost of goods sold accordingly each quarter as we determined that it was no longer probable that we would receive a billing for the service after 18 months.

If you have any questions or require additional information, please notify me directly.

Very truly yours,

 /s/ Alan L. Schroering

Alan L. Schroering

Chief Financial Officer

Industrial Services of America, Inc.